UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number: 001-34959

AUSTRALIA ACQUISITION CORP.

(Name of Registrant)

Level 9 Podium, 530 Collins Street

Melbourne VIC 3000

Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes ☐No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

On October 22, 2012, Australia Acquisition Corp. (the “Company”) filed an amendment to its Schedule TO to incorporate by reference its press release announcing the extension of the expiration date of the offer to purchase until 5:00 p.m. EDT on October 26, 2012. The offer to purchase was previously scheduled to expire at 5:00 p.m. EDT on October 19, 2012. A copy of the press release is being provided as Exhibit 99.1 to this Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 22, 2012	AUSTRALIA ACQUISITION CORP.

	By:	/s/ Peter Ziegler
		Name:	Peter Ziegler
		Title:	Chairman of the Board and
Chief Executive Officer

Exhibit Index

Exhibit Number	Description
99.1	Press release dated October 22, 2012.